Exhibit 2.5

DESCRIPTION OF SECURITIES

Description of Share Capital and Articles of Association

The following description is a summary of certain information relating to Biofrontera AG’s share capital, as well as certain provisions of our articles of association and the German Stock Corporation Act. Unless stated otherwise, the description insofar as it relates to our articles of association is based on the amended version of our articles of association which was registered with the commercial register in Köln, Germany, on October 28, 2019. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of association previously filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the Annual Report on Form 20-F of which this Exhibit 2 is a part, as well as to the applicable provisions of German legislation on stock corporations. We encourage you to read our articles of association and applicable German legislation on stock corporations carefully.

Share Capital

As of March 31, 2020, our registered share capital amounts to €44,849,365, divided into 44,849,365 no par-value ordinary registered shares with a notional value of €1.00 per share. The shares were created according to German law.

Ordinary Shares

Form, Certification and Transferability of the Shares

Our shares are in registered form (Namensaktien). The form and contents of our share certificates, any dividend certificates, renewal certificates and interest coupons are determined by our management board with the approval of our supervisory board. A shareholder’s right to certificated shares is excluded, to the extent permitted by law and to the extent certification is not required by the stock exchange on which the shares are admitted to trading. We are permitted to issue share certificates that represent one or more shares.

Our share capital is represented by one or more global share certificates deposited with Clearstream Banking AG. All our outstanding shares are no par-value ordinary registered shares. If a resolution regarding a capital increase does not specify whether such increase will be in bearer or registered form, the new shares resulting from such capital increase will be, pursuant to our articles of association, no par-value ordinary registered shares by default. Any resolution regarding a capital increase may determine the profit participation of the new shares resulting from such capital increase.

Our shares are freely transferable under German law, with the transfer of ownership governed by applicable laws and the rules of the relevant clearing system.

General Information on Capital Measures

Pursuant to our articles of association, an increase of our share capital generally requires a resolution passed at our shareholders’ meeting with both a simple majority of the share capital represented at the relevant shareholders’ meeting and a simple majority of the votes cast. See also “— Subscription Rights” below.

The shareholders at such meeting may authorize our management board to increase our share capital with the consent of our supervisory board within a period of up to five years by issuing shares for a certain total amount as “authorized capital” (genehmigtes Kapital), which is a concept under German law that enables us to issue shares without going through the process of obtaining a shareholders’ resolution. Furthermore, our shareholders may resolve to amend or create “conditionalcapital” (bedingtes Kapital); however, they may do so only to issue conversion or subscription rights to holders of convertible bonds (including option bonds), in preparation for a merger with another company or to issue subscription rights to employees and members of the management of our company or of an affiliated company by way of a consent or authorization resolution.

According to German law, any resolution pertaining to the creation of authorized or conditional capital requires a resolution passed at our shareholder’s meeting with both a ¾ majority of the share capital represented at the relevant shareholder’s meeting and a simple majority of the votes cast.

The shareholders may also resolve to increase the share capital from company resources by converting capital reserves and profit reserves into share capital. Pursuant to our articles of association, such resolution pertaining to an increase in share capital from company resources (Kapitalerhöhung aus Gesellschaftsmitteln) requires a resolution passed at our shareholder’s meeting with both a simple majority of the share capital represented at the relevant shareholder’s meeting and a simple majority of the votes cast.

According to German law, the aggregate nominal amount of the authorized capital created by the shareholders may not exceed 50% of the outstanding share capital existing at the time of registration of the authorized capital with the commercial register.

According to German law, the aggregate nominal amount of the conditional capital created at any shareholders’ meeting may not exceed 50% of the outstanding share capital existing at the time of the shareholders’ meeting adopting such resolution. The aggregate nominal amount of the conditional capital created for the purpose of granting subscription rights to employees and members of the management of our company or of an affiliated company may not exceed 10% of the outstanding share capital existing at the time of the shareholders’ meeting adopting such resolution (these 10% being included in the aforementioned 50%).

Any resolution relating to a reduction of our share capital (Kapitalherabsetzung) requires a resolution passed at our shareholder’s meeting with both a ¾ majority of the share capital represented at the relevant shareholder’s meeting and a simple majority of the votes cast.

Changes in Our Share Capital during the Last Three Fiscal Years

On February 18, 2016, our share capital was increased from Authorized Capital I (as defined below) by €2,357,384 to €27,847,814 pursuant to a capital increase against cash contribution by issuing 2,357,384 new registered no-par ordinary shares, with an amount of the share capital attributable to each share of €1.00, reducing the Authorized Capital I proportionally. The shareholders’ subscription right was excluded in this issuance and the shares were offered to selected institutional investors. The subscription price per share was €1.90 each, and we received net proceeds from this share issuance of approximately €4.4 million.

On April 20, 2016, our share capital was increased from Authorized Capital I by €2,499,999 to €30,347,813 pursuant to a capital increase against cash contribution by issuing 2,499,999 new registered no-par ordinary shares, with an amount of the share capital attributable to each share of €1.00, reducing the Authorized Capital I proportionally. Our shareholders were granted the statutory subscription right to participate in the issuance. The subscription price per share was €2.00, and we received net proceeds from this share issuance of approximately €4.9 million.

On November 17, 2016, our share capital was increased from Authorized Capital I by €5,012,950 to €35,360,763 pursuant to a capital increase against cash contribution by issuing 5,012,950 new registered no-par ordinary shares, with an amount of the share capital attributable to each share of €1.00, using up the Authorized Capital I completely. Our shareholders were granted the statutory subscription right to participate in the issuance. The subscription price per share was €3.00, and we received net proceeds from this share issuance of approximately €14.7 million.

In December 2016 and January 2017, we issued convertible bonds which could be converted into shares. Insofar as shares are to be delivered as a consequence of conversion of the bonds, we can issue these shares from Conditional Capital I (as defined in our articles of association).

In January 2017, an increase of our share capital by €2,354,510 to €37,715,273 was registered pursuant to the conversion of our warrant bonds into 1,603,050 of our ordinary shares, and the exercise of options from our convertible bond issued in 2009 (which was fully repaid upon maturity on December 31, 2016) into 751,460 shares. The 1,603,050 shares from the conversion of convertible bonds were issued from Conditional Capital I, reducing the available Conditional Capital I proportionally. The 751,460 shares from the exercise of option rights were issued from Conditional Capital IV, reducing the available Conditional Capital IV (as defined in our articles of association) proportionally.

In February 2017, an increase of our share capital by €7,160 to €37,722,433 was registered pursuant to the exercise of options from the warrant bond issued in 2009 into 7,160 of our ordinary shares. The 7,160 shares from the exercise of option rights were issued from Conditional Capital IV, reducing the available Conditional Capital IV proportionally.

On June 29, 2017, our share capital was increased by €693,995 to €38,416,428 pursuant to the conversion of our convertible bonds into 693,995 of our ordinary shares. The 693,995 shares from the conversion of convertible bonds were issued from Conditional Capital I, reducing the available Conditional Capital I proportionally.

In August 2017, our share capital was increased by €75 to €38,416,503 pursuant to the conversion of convertible bonds into 75 of our ordinary shares. The 75 shares resulting from the conversion of convertible bonds were issued from our Conditional Capital I, reducing the available Conditional Capital I proportionately.

In December 2017, our share capital was increased by €325 to €38,416,828 pursuant to the conversion of convertible bonds into 325 of our shares. The 325 shares resulting from the conversion of convertible bonds were issued from our Conditional Capital I, reducing the available Conditional Capital I proportionately.

In February 2018, the ADSs, of which each represents two of our ordinary shares, were listed on The NASDAQ Capital Market in the U.S. and our share capital against cash capital contributions increased by €6,000,000 through issuing 6,000,000 new ordinary registered shares from approved capital. Statutory subscription rights were granted to the shareholders. Any shares not subscribed by statutory subscription rights were offered to investors in the U.S. in the form of ADSs. The subscription price per share amounted to €4.00. The capital increase was fully placed. The net issue proceeds amounted to €21.6 million.

In June 2018, our share capital was increased by €17,652 to €44,434,480 pursuant to the conversion of convertible bonds into 17,652 of our shares. The 17,652 shares resulting from the conversion of convertible bonds were issued from our Conditional Capital I, reducing the available Conditional Capital I proportionately.

In June 2018, our share capital was further increased by €72,500 to €44,506,980 pursuant to the exercise of options from our 2010 employee stock option program into 72,500 of our shares. The 72,500 shares resulting from the conversion of convertible bonds were issued from our Conditional Capital III, reducing the available Conditional Capital III proportionately.

In July 2018, our share capital was increased by €2,694 to €44,509,674 pursuant to the conversion of convertible bonds into 2,694 of our shares. The 2,694 shares resulting from the conversion of convertible bonds were issued from our Conditional Capital I, reducing the available Conditional Capital I proportionately.

In July 2018, our share capital was further increased by €63,500 to €44,573,174 pursuant to the exercise of options from our 2010 employee stock option program into 63,500 of our shares. The 63,500 shares resulting from the conversion of convertible bonds were issued from our Conditional Capital III, reducing the available Conditional Capital III proportionately.

In December 2018, our share capital was further increased by €59,500 to €44,632,674 pursuant to the exercise of options from our 2010 employee stock option program into 59,500 of our shares. The 59,500 shares resulting from the conversion of convertible bonds were issued from our Conditional Capital III, reducing the available Conditional Capital III proportionately.

In June 2019, our share capital was further increased by €5,500 to €44,638,174 pursuant to the exercise of options from our 2010 employee stock option program into 5,500 of our shares. The 5,500 shares resulting from the conversion of convertible bonds were issued from our Conditional Capital III, reducing the available Conditional Capital III proportionately.

In July 2019, our share capital was increased by €118,841 to €44,757,015 pursuant to the conversion of convertible bonds into 118,841 of our shares. The 118,841 shares resulting from the conversion of convertible bonds were issued from our Conditional Capital I, reducing the available Conditional Capital I proportionately.

In August 2019, our share capital was further increased by €58,800 to €44,815,815 pursuant to the exercise of options from our 2010 employee stock option program into 58,800 of our shares. The 58,800 shares resulting from the conversion of convertible bonds were issued from our Conditional Capital III, reducing the available Conditional Capital III proportionately.

In October 2019, our share capital was further increased by €33,550 to €44,849,365 pursuant to the exercise of options from our 2010 employee stock option program into 33,550 of our shares. The 33,550 shares resulting from the conversion of convertible bonds were issued from our Conditional Capital III, reducing the available Conditional Capital III proportionately.

Authorized Capital (genehmigtes Kapital)

At our annual general meeting on May 24, 2017, our shareholders resolved to create an authorized capital. However, one shareholder, Deutsche Balaton AG, has contested the resolutions of the annual general meeting creating authorized capital by filing a lawsuit in the Cologne District Court in June 2017. The claim was dismissed by the Regional Court of Cologne in December 2017. In response to Deutsche Balaton AG’s appeal, the Cologne Higher Regional Court upheld the claim in November 2018. The Cologne Higher Regional Court did not allow the Federal Supreme Court to review the ruling. As our company considers the judgment of the Cologne Higher Regional Court to be incorrect, it has filed an appeal for non-admission with the German Federal Supreme Court. A decision of the German Federal Supreme Court of Justice has not yet been issued. Upon resolution of the shareholder lawsuit contesting this authorized capital, we may be able to enter it into the commercial register, at which time it would become effective.

Pursuant to the authorized capital approved by the shareholders at such meeting (but which has not been entered into the commercial register due to the aforementioned lawsuit and is therefore currently not effective), our management board would be authorized to increase our share capital until May 23, 2022, with the approval of our supervisory board, by up to €4,000,000 by issuing up to 4,000,000 new ordinary registered shares, against contribution in cash (which we sometimes refer to as “Authorized Capital II”). Our management board would be authorized, with the approval of our supervisory board, to determine the rights associated with the shares as well as their terms of issuance. If this set of authorized capital is registered, if any such new shares were to be issued therefrom, they must be first offered to our shareholders for subscription; however, our management board would be authorized, with the approval of our supervisory board, to exclude subscription rights of our shareholders in the following cases:

●	cases of fractional shares; and

●	in cases of cash contributions up to an amount not exceeding 10% of the share capital at the time of the authorization becoming effective or – if this amount should be lower – when the authorization is utilized, if the issue price of the shares is not significantly lower than the exchange price of shares already being traded on the stock market at the time of the final determination of the issue price. (Shares that are sold or issued during the term of this authorization on the basis of other authorizations, by direct or analogous application of sec. 186(3)(4) of the German Stock Corporation Act under exclusion of subscription rights, are taken into account in the above-mentioned 10% limit. The issue of purchase or conversion rights or obligations arising from bonds and/or profit participation rights regarding shares is treated as the issue of shares for this purpose, if these were issued by analogous application of sec. 186(3)(4) of the German Stock Corporation Act under exclusion of subscription rights).

The authorization to exclude the subscription rights may not be exercised (with the exception of the subscription right exclusion for fractional shares) if and insofar during the term of this authorization, together with other authorizations to exclude subscription rights, subscription rights have been excluded for a total of more than 20% of the share capital existing at the time of the use of such exclusion. This does not include subscription rights exclusions for fractional shares and for shares issued in the context of certain employee participation programs. However, the limit includes purchase or conversion rights or obligations arising from bonds and/or profit participation rights regarding shares, if these were issued under exclusion of subscription rights.

Conditional Capital (bedingtes Kapital)

According to our articles of association we have established four sets of conditional capital as follows:

●	Our company’s share capital is conditionally increased by up to €3,998,014 (reduced from original amount of €4,831,596 as a result of warrants we have issued), through the issue of 3,998,014 new registered ordinary shares, which constitute a proportion of the share capital of €1.00 each (Conditional Capital I).

●	The conditional capital increase serves (i) to secure granting of option rights and agreeing on option obligations pursuant to the terms of a respective bond, or (ii) to secure fulfillment of conversion rights and fulfillment of conversion obligations pursuant to the terms of a respective bond, each issued, agreed upon or guaranteed based on the authorization of the general meeting of shareholders of August 28, 2015, by us or our affiliates.

●	The conditional capital increase will be implemented only if and insofar as (i) financial instruments based on the authorization of the general meeting of shareholders of August 28, 2015, are issued, and (ii) the holders or creditors of financial instruments, exercise their option or conversion rights, or fulfill an option or conversion obligation, as the case may be. The new shares issued on the basis of the previous sentence entitle their holders to dividends of company profits from the beginning of the fiscal year in which they are issued.

●	Our management board is authorized (subject to the approval of our supervisory board) to make further stipulations regarding the implementation of the conditional capital increase.

●	Our company’s share capital is conditionally increased by €249,050, through the issuance of up to 249,050 no-par-value registered ordinary shares (Conditional Capital III). The conditional capital increase serves exclusively to fulfill options granted until July 1, 2015 pursuant to the authorization by resolution of our general meeting of shareholders held on July 2, 2010. The conditional capital increase will be implemented only if the holders of the options issued exercise their right to purchase shares of our company, and if our company does not grant our own shares or pay a cash settlement in order to fulfill the options. The new shares entitle their holders to dividends from company profits from the beginning of the fiscal year in which they are issued.

●	Our company’s share capital is conditionally increased by up to €1,814,984, through the issue of up to 1,814,984 new no-par-value registered ordinary shares (Conditional Capital V). The conditional capital increase serves to ensure that option rights are fulfilled which were granted on the basis of the authorization of our general meeting of shareholders held on August 28, 2015, in the period up to August 27, 2020. The capital increase must be implemented only insofar as the holders of the share options exercise their options and we do not fulfill the option rights by delivering our own shares or paying a cash compensation. The new shares entitle their holders to dividends of company profits from the beginning of the fiscal year in which they are issued.

Subscription Rights

According to the German Stock Corporation Act, every shareholder is generally entitled to subscription rights (commonly known as preemptive rights) to any new shares issued in connection with a capital increase, including convertible bonds, bonds with warrants, profit-sharing rights or income bonds, in proportion to the number of shares such shareholder holds in the company’s existing share capital. Under German law, these rights do not apply to shares issued out of conditional capital. A minimum subscription period of two weeks must be provided for the exercise of such subscription rights. Subscription rights are freely transferable and may be traded on German stock exchanges within a specified period prior to the expiration date of the subscription period. In the past, we have refrained from arranging tradability of subscription rights on stock markets or was not definitely determined just before the end of the subscription period, since the issue price of our new shares had generally been close to market price, meaning that the subscription rights did not have a (determinable) inherent value.

Under German law, the shareholders’ meeting may pass a resolution excluding subscription rights with both a ¾ majority of the share capital represented at the relevant shareholder’s meeting and a simple majority of the votes cast. In addition to approval by the general shareholders’ meeting, the exclusion of subscription rights requires a justification. The justification must be based on the principle that our interest in excluding subscription rights outweighs the shareholders’ interest in their subscription rights and may be subject to judicial review. Under German law, the exclusion of subscription rights upon the issuance of new shares is permitted, however, if we increase the share capital against cash contributions and the amount of the capital increase does not exceed 10% of our existing share capital and the issue price of the new shares is not significantly lower than the market price of our shares. The management board must also make a report available to the shareholders justifying the exclusion and demonstrating that the company’s interest in excluding the subscription rights outweighs the shareholders’ interest in having them. If subscription rights to authorized capital are excluded, such report must be presented at the general meeting of shareholders resolving on the creation of the authorized capital.

Shareholders’ Meetings and Voting Rights

Pursuant to our articles of association, the annual general shareholders’ meeting takes place at the discretion of the corporate body convening such meeting at the corporate seat of the company, the seat of a German stock exchange, or in a German city with more than 100,000 inhabitants. Each share entitles its holder to one vote at the general shareholders’ meeting. Shareholders can vote their shares by proxy. Unless otherwise stipulated by the German Stock Corporation Act or our articles of association, resolutions of the general shareholders’ meeting are adopted by a simple majority of the votes cast or, if a capital majority is required, by a simple majority of the registered share capital represented at the meeting.

Pursuant to the German Stock Corporation Act, resolutions of fundamental importance require the approval of the majority of ¾ of share capital represented at the relevant shareholder’s meeting. Resolutions of fundamental importance generally include:

●	changes to the articles of association regarding our business purpose;

●	capital increases if shareholders’ subscription rights are excluded;

●	capital decreases;

●	the creation of authorized or conditional capital;

●	reorganizations pursuant to the German Reorganization Act (Umwandlungsgesetz), including mergers (Verschmelzungen), spin-offs (Abspaltungen), transfers of assets (Ausgliederungen) and changes in legal form (Formwechsel);

●	an agreement to transfer all of the company’s assets pursuant to Section 179a of the German Stock Corporation Act;

●	the conclusion of enterprise agreements (Unternehmensverträge), such as domination and profit and loss transfer agreements (Beherrschungs-und Gewinnabführungsvertrag); and

●	the dissolution of the company.

Our management board and our supervisory board may call a shareholders’ meeting. Shareholders holding an aggregate of 5% or more of our registered share capital may request the management board to call a general meeting, and, if the management board refrains from doing so, may be authorized by a court to call the meeting themselves. Our supervisory board must call a shareholders’ meeting whenever the interests of our company so require. Our company must hold our annual general shareholders’ meeting during the first eight months of each fiscal year. The current version of our articles of association requires us to publish notices of shareholders’ meetings in the German Federal Gazette at least 36 days before such meeting. The registration deadline for attending the meeting is published concurrently with the notice of meeting. Neither German law nor our articles of association restrict the right of foreign shareholders or shareholders not domiciled in Germany to hold or vote our shares.

Neither German law nor our articles of association provide for a minimum participation for a quorum for our shareholders’ meetings.

For a description of the voting rights for ADS holders, please see “Description of American Depositary Shares — Voting Rights.”

Dividend Rights

Under the German Stock Corporation Act, distributions of dividends on shares for a given fiscal year are generally determined by a process in which our supervisory board and management board submit a proposal to our annual general shareholders’ meeting held in the subsequent fiscal year and the shareholders at such annual general shareholders’ meeting adopt a resolution. The German Stock Corporation Act provides that a resolution concerning dividends and distribution thereof may be adopted only if the company’s unconsolidated financial statements under the applicable law show net retained profits (Bilanzgewinn). In determining the profit available for distribution, the result for the relevant fiscal year must be adjusted for profits and losses brought forward from the previous year and for withdrawals from or transfers to reserves. Certain reserves are required by law and must be deducted when calculating the profits available for distribution.

Shareholders participate in profit distributions in proportion to the number of shares they hold. Dividends on shares approved at the general shareholders’ meeting are paid annually, shortly after the general shareholders’ meeting, in compliance with the rules of the respective clearing system. Dividend payment claims are subject to a three-year statute of limitation.

We do not anticipate declaring or paying dividends for the foreseeable future.

Liquidation Rights

Apart from a liquidation as a result of insolvency proceedings, our company may be liquidated only with a simple majority of votes cast and a majority of 75% or more of our share capital represented at the general shareholders’ meeting at which such vote is taken. Pursuant to the German Stock Corporation Act, in the event of our company’s liquidation, any assets remaining after all of our company’s liabilities have been settled will be distributed pro rata among our shareholders. The German Stock Corporation Act provides certain protections for creditors which must be observed in the event of liquidation.

Merger and Division

Any merger into or with another company, split-off and split-up, or the transfer of all or substantially all of our assets requires a resolution of our shareholder’s meeting with a simple majority of the votes cast and a majority of at least 75% of the share capital represented at the shareholder’s meeting at which such vote is taken.

Repurchase of our Own Shares

German law generally does not allow us to repurchase our own shares. German law, however, permits the purchase of a company’s own shares in certain limited cases. In particular, the general meeting may authorize the purchase of shares of up to ten percent of the registered capital, if the company has sufficient free reserves. We do not have such an authorization in place at this time.

Squeeze-Out of Minority Shareholders

Under German law, the shareholders’ meeting of a stock corporation may resolve upon request of a shareholder that holds at least 95% of the share capital that the shares held by any remaining minority shareholders be transferred to this shareholder against payment of “adequate cash compensation”. This amount must take into account the full value of the company at the time of the resolution, which is generally determined using the future earnings value method.

A squeeze-out in the context of a merger (umwandlungsrechtlicher Squeeze-Out) only requires a majority shareholder to hold at least 90% of the share capital. A squeeze-out in the context of a public take-over (übernahmerechtlicher Squeeze-Out) requires a majority shareholder to hold at least 95% of the share capital, but has a simplified process.

Objects and Purposes of our Company

Our business purpose, as described in paragraph 3 of our articles of association, is to research, develop and sell pharmaceuticals, and to assume the status of a holding company, i.e., to acquire and manage companies or stakes in companies. We may engage in all business activities which serve, directly or indirectly, our business purpose. Furthermore, we may establish branch offices and may acquire participations in enterprises of the same or similar kind.

Registration of our Company with Commercial Register

We are a German stock corporation that is organized under the laws of Germany. Our company is registered in the commercial register of Köln, Germany under the number HRB 49717.

Listing

Our ordinary shares are listed on the Stock Exchange in Düsseldorf and the Frankfurt Stock Exchange under the symbol “B8F”.

Notification and Disclosure Obligations

The German Securities Trading Act requires every shareholder whose equity participation in a company with a registered seat in Germany, and that is listed for trading on an organized market in a member state of the European Union or a country that is a party to the Treaty on the European Economic Area, reaches, exceeds, or falls below thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50%, or 75% of the voting rights of such company to inform the company and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or BaFin) without undue delay and, in any case, no later than four trading days after reaching, exceeding or falling below these thresholds, using a standardized form. In the context of this requirement, the German Securities Trading Act and other regulations contains various rules that are meant to ensure that share ownership is attributed to the person that actually controls the voting rights pertaining to such shares. As long as the shareholder fails to make such notification, he may generally not exercise any rights pertaining to these shares (including voting rights and dividend rights). Upon receipt of any such shareholder notification, the German company is required to immediately publish the notification by a so-called European media bundle.

In addition, the European Market Abuse Regulation requires, inter alia, the members of the management board and the supervisory board, their spouses and close relatives, who purchase or sell shares, or other types of securities representing the right to acquire shares, including convertible bonds and bonds with warrants attached, issued by a company whose shares have been admitted to trading on a German stock exchange in excess of a de minimis number, to immediately notify the issuer and the BaFin of such purchases or sales. Upon receipt of such notice, the issuer is required to publish this notification by, among other things, posting it on its website.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each ADS represents two of our ordinary shares (or a right to receive two of our ordinary shares) deposited with The Bank of New York Mellon SA/NV, as custodian for the depositary in Frankfurt. Each ADS also represents any other securities, cash or other property which may be held by the depositary in respect thereof. The depositary’s office at which the ADSs are administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. German law governs shareholder rights. The depositary is the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the U.S. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (although we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practicable, subject to the laws of Germany and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary, or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

●	60 days have passed since the depositary told us it wants to resign, but a successor depositary has not been appointed and accepted its appointment;

●	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holders (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

●	are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver ADSs or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRSs that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Listing

Our American Depository Shares are listed on the Nasdaq Capital Market under the trading symbol “BFRA”.